MARK R. GREER

312.807.4393

mark.greer@klgates.com

Direct Fax: 312.827.8010

January 8, 2014

VIA EDGAR

Mr. James O’Connor

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

PowerShares Exchange-Traded Fund Trust II
1933 Act Registration No. 333-138490
1940 Act Registration No. 811-21977

Dear Mr. O’Connor:

This letter responds to the comments you conveyed to me on December 26, 2013 regarding post-effective amendment no. 429 to the registration statement under the Securities Act of 1933, as amended (the “1933 Act”), which is amendment no. 430 to the registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), of the PowerShares Exchange-Traded Fund Trust II (the “Trust”), and which is being made to register a new series of the Trust designated as the PowerShares NYSE Century Portfolio (the “Fund”).  For your convenience, each of your comments, as we understand them, is repeated below, with responses immediately following.  Where revised disclosure from the post-effective amendment is included in a response, we have marked the new disclosure to show changes from amendment no. 429, filed on November 12, 2013.

Pursuant to your request, we have included all missing data from the November 12th filing in our response below. In addition, all missing data and information from the November 12th filing will be incorporated into the next post-effective amendment.

Please note — We have included for your convenience, where applicable, the page numbers of the Prospectus and the Statement of Additional Information located in post-effective amendment no. 429.

Prospectus

1.                                      Comment:                                     Page 3: In the section on principal investment strategies, revise the term “equity securities” that comprise the Underlying Index to “common stocks” that comprise the Underlying Index.

Response:                                        We have revised the term accordingly.

2.                                      Comment:                                     Page 4: If the Fund may be sold through insured depository institutions, please add the disclosure required by Item 4(b)(1)(iii) of Form N-1A: “Investments in the Fund are not insured or guaranteed by the FDIC or any government agency.”

Response:                                        We hereby confirm that the Fund may not be sold through insured depositary institutions and that the disclosure required by Item 4(b)(1)(iii) therefore is permissibly omitted from the Prospectus.

3.                                      Comment:                                     Page 4: The “Equity Risk” disclosure should focus on the risks of investing in common stocks.  The Underlying Index is based exclusively on the performance of common stocks and, given the availability and liquidity of the common stocks of the companies in the Underlying Index, it appears unnecessary for the Fund to invest in other equity securities.

Response:                                        We have revised the disclosure under the section “Equity Risk” to focus on the risks particular to common stock.  The revised disclosure is as follows:

Common Stock Risk.  ~~Common stock represents an ownership interest in a company.~~  Common stock risk is the financial risk that the value of an individual company’s stock may fall as a result of factors directly relating to that company, such as decisions made by its management or lower demand for the company’s products or services.  Common stocks may decline significantly in price over short or extended periods of time.  For example, an adverse event, such as an unfavorable earnings report or failure to make an anticipated dividend payment, may depress the value of a company’s common stock.  In addition, a stock’s value may fall because of factors affecting not just the company, but also companies in the same industry or in a number of different industries, such as increases in production costs. Price changes of common stock may occur solely in a particular region, industry, or sector of the market.  Finally, the value of a company’s common stock also may be affected by changes in general market and economic conditions that are relatively unrelated to the company or its industry and that impact the market as a whole.  These conditions include changes in interest rates, specific periods of overall market turbulence or instability, or general and prolonged periods of economic decline and cyclical change.  The price of some common stocks may be particularly sensitive to, and more adversely affected by, these general movements in the stock market.

4.                                      Comment:                                     Page 4:  What is meant by “losses from trading in secondary markets” in the section titled “Market Trading Risk”?  Does this statement refer to the secondary market trading of the Fund’s shares or the shares in the Underlying Index?

Response:                                        The “Market Trading Risk” disclosure states that the “Fund faces numerous market trading risks, including the potential lack of an active market for the Shares, losses from trading in secondary markets, and disruption in the creation/redemption process of the Fund.”  This disclosure refers to the secondary market trading of the Fund’s shares themselves, as the Fund could lose value or trade at a discount to its net asset value.

5.                                      Comment:                                     Page 4: Are asset valuation differences a cause for non-correlation risk, given the nature of the Underlying Index?  In particular, are legal restrictions and liquidity constraints reasons for deviations for this particular Fund?  Please consider removing this disclosure, as the Underlying Index is comprised of very liquid, publicly traded securities, and those factors do not seem applicable here.

Response:                                        We respectfully disagree with the staff’s request to completely remove this disclosure. While we agree that valuation differences and legal restrictions are unlikely to arise when investing in very liquid, publicly traded common stocks of companies of the sort that are included in the Underlying Index, we believe that such disclosure is beneficial to an investor, as it informs of the possibility that the valuation of the Fund’s investments may deviate from those in the Underlying Index.  In addition, if the Fund experiences large redemptions or has low assets, such as during periods early in its operating history, those issues may impact the Fund’s ability to invest fully in the securities contained in the Underlying Index in the weightings similar to the Underlying Index.  In light of these possibilities, we believe that the additional disclosure on the causes of possible non-correlation is important for shareholders. This disclosure also is designed to inform an investor of the possible variances that could arise as a result of major market events, such as what occurred in the fourth quarter of 2008, when many securities, including highly liquid and publicly traded securities, temporarily had limited liquidity, or other extraordinary factors that impacted their share price and/or availability.

Nevertheless, in light of the fact that the Fund will invest in highly traded common stocks of large public companies, we have removed such references from the section titled “Non-Correlation Risk” in the principal risk section of the prospectus.  As a result, that section is revised as follows:

Non-Correlation Risk. The Fund’s return may not exactly match the return of the Underlying Index for a number of reasons. For example, the Fund incurs operating expenses not applicable to the Underlying Index, and incurs costs in buying and selling securities, especially when rebalancing the Fund’s securities holdings to reflect changes in the composition of the Underlying Index.  ~~In addition, the performance of the Fund and the Underlying Index may vary due to asset valuation differences and differences between the Fund’s portfolio and the Underlying Index resulting from legal restrictions, costs or liquidity constraints.~~

6.                                      Comment:                                     Page 5: Given the broad-based composition of the Underlying Index, please explain how “Non-diversification Risk” is a risk for the Fund.

Response:                                        Although the Fund generally will have a broad-based portfolio composition, it is possible that, from time to time, certain companies that qualify for inclusion in the Underlying Index will be concentrated in particular sectors given the nature of the Underlying Index’s eligibility criteria.  Moreover, the particular weightings of individual securities within the Underlying Index may skew toward common stock of companies within particular market sectors, such that the Fund, by fully replicating the Underlying Index, will be more concentrated in a particular sector.  Moreover, the Fund will be classified as a “non-diversified company” under Section 5(b)(2) of the 1940 Act and has not adopted fundamental investment policies to invest in a manner that would make it diversified.

We acknowledge that it is unlikely that the Underlying Index, and therefore the Fund, will be concentrated for extended periods within a particular sector.  Nevertheless, we believe that disclosure about the attendant risks of non-diversification of the Fund’s portfolio is beneficial to investors, particularly in the event that certain sectors are more heavily represented in the Underlying Index.  However, in light of the staff’s comment, we have moved the disclosure about this risk from the principal risk section of the prospectus to the section titled “Additional Risks of Investing in the Fund.”

7.                                      Comment:                                     Page 5: Given the nature of the Underlying Index — a broad-based NYSE index — is “Issuer-Specific Changes” a principal risk?

Response:                                        Given that the Underlying Index includes highly liquid securities from numerous large, public companies, we acknowledge that the impact of one security within the Underlying Index (and therefore the Fund’s portfolio) on the Fund’s return will be limited.  Nevertheless, we believe that such disclosure is beneficial to investors, as it informs of the possibility that individual securities may adversely affect the Fund, particularly in the event that certain securities are weighted more heavily in the Underlying Index and the Fund’s portfolio.  However, in light of the staff’s comment, we have moved this risk to the section of the prospectus titled “Additional Risks of Investing in the Fund.”

8.                                      Comment:                                     Page 5: In the section titled “Performance,” please add the additional information required by Item 4(b)(2) of Form N-1A.

Response:                                        We respectfully disagree with the staff’s request. The information required under Item 4(b)(2)(ii) and (iii) — the Fund’s risk/return bar chart and table, respectively — is only required “if the Fund has annual returns for at least one calendar year.” Because the Fund has not commenced operations as of the date of the Prospectus, it does not have the calendar year of performance required by Item 4(b)(2), and therefore it need not include such information in the “Performance” section of the Prospectus.  We note that the existing disclosure in this section includes a statement to that effect.

9.                                      Comment:                                     Page 6:  Is tracking error an additional risk of the Fund?

Response:                                        Tracking error is inherent in most exchange-traded funds and presents a risk that the greater the tracking error, the greater a fund’s underperformance as compared to its underlying index.  As stated in the Prospectus, the Fund seeks to have a tracking error of less than 5%, measured on a monthly basis over a one-year period by taking the standard deviation of the difference in the Fund’s returns versus the Underlying Index’s returns.  Tracking error can result from a number of causes, including, among others, valuation differences, Fund operating expenses, Fund rebalancing, legal restrictions, costs or liquidity constraints.  The Prospectus discusses the risk of tracking error in the section titled “Non-correlation Risk” on page 7.

10.                               Comment:                                     Page 6: Given the nature of the Underlying Index, it is not apparent what would be the circumstances under which it would be necessary for the Fund to deviate from replication, or to overweight securities, substitute securities, or otherwise use other investment techniques.  Please revise the disclosure to remove discussion of instances in which the Fund may sample the Underlying Index in light of the Fund’s objective to invest in highly liquid common stocks.

Response:                                        We respectfully disagree with the staff’s request to remove this disclosure. While the Fund will rarely, if ever, sample the Underlying Index, pursuant to the Trust’s exemptive order, the Fund does retain the right to sample the Underlying Index if circumstances dictate that such action would be in the best interest of Fund shareholders.  Moreover, the Trust’s exemptive order also permits the Fund to invest up to 10% of its total assets in other securities, including an overweight to securities in the Underlying Index, if such action were in the best interest of Fund shareholders.  Also, periods of increased market volatility, unusual market conditions or an instance of low assets or high redemptions may prevent the Fund from fully investing in the securities of the Underlying Index in the same weightings as the Underlying Index.  Although we agree with the staff that such possibilities are not common, because they still present a risk of non-correlation or could cause the Fund to employ a sampling methodology, we believe that such disclosure is beneficial to investors.

11.                               Comment:                                     Page 7: Under the section “Large Capitalization Company Risk,” please delete the clause, “although larger companies tend to be less volatile than companies with smaller market capitalizations.”  This is not risk disclosure.

Response:                                        We have deleted this clause from both disclosure sections concerning large capitalization company risk. The revised disclosure reads as follows:

Companies with large market capitalizations may go in and out of favor based on market and economic conditions. ~~Although larger companies tend to be less volatile than companies with smaller market capitalizations, t~~The return on investments in securities of large capitalization U.S. companies could trail the returns on investments in stocks of smaller companies.

12.                               Comment:                                     Page 7: Given the nature of the index that the Fund tracks, the description of fair valuing securities and liquidity constraints appears to be boilerplate and should be deleted.

Response:                                        We respectfully disagree with the staff’s request to remove this disclosure. As noted in our response to comment no. 5, while we agree that valuation differences and liquidity constraints are unlikely when investing in common stocks of highly traded public companies under normal market conditions, we believe that such disclosure is beneficial to an investor, as it informs of the possibility that the valuation of the Fund’s investments can deviate from those in the Underlying Index.

13.                               Comment:                                     Page 7: Given the nature of the Underlying Index, the third paragraph of the section titled “Non-correlation Risk” discussing limits on the aggregate amount of investments by affiliated investors in certain international markets and regulated industries appears to be inapplicable.  Please delete this disclosure.

Response:                                        This disclosure has been deleted from the section “Non-correlation Risk.”

14.                               Comment:                                     Page 8: Given that the Fund may invest in other funds, please explain whether an Acquired Fund Fees and Expenses entry is required in the fee table.  Will the Fund’s investments in other funds be de minimis and included in other expenses?

Response:                                        Although the Fund may invest in other mutual funds, it does not currently expect to do so. If the Fund were to do so, and such investments exceeded the de minimis amount permitted by Item 3, Instruction 3(f)(i) of Form N-1A, the Fund will disclose such Acquired Fund Fees and Expenses in the expense table in the summary section of the Prospectus.

15.                               Comment:                                     Page 11: Given the availability and liquidity of the shares of the companies in the Underlying Index, why would it be necessary for the Fund to use cash creation unit transactions?

Response:                                        The disclosure under the section “Frequent Purchases and Redemptions of Fund Shares” states that the Fund’s in-kind method of issuing and redeeming creation units is “unlikely to cause many of the harmful effects of frequent purchases or redemptions of Shares of the Fund” and that, because the Fund will issue and redeem Shares in-kind, the Board of the Trust “has not adopted policies and procedures with respect to frequent purchases and redemptions of Shares of the Fund.”  Nevertheless, the disclosure sets forth some of the possible negative consequences of frequent purchases and redemptions of Fund shares that could occur if the Fund were to use cash transactions to issue and redeem creation units.

We note that, given the nature of the securities of the companies in the Underlying Index, the Fund likely will not use cash to create and redeem shares.  However, pursuant to the Trust’s exemptive order, the Fund does retain the ability to accept cash, rather than in-kind securities, for creation units, if circumstances dictate that such action would be in the best interest of Fund shareholders.  Although we agree with the staff that such circumstances are unlikely under normal circumstances, because cash creations are still permitted under the Trust’s exemptive order, and because they still present the attendant risks set forth under the section “Frequent Purchases and Redemptions of Fund Shares,” we believe that the existing disclosure is beneficial to investors.

16.                               Comment:                                     Page 12:  Most of the second paragraph under the section titled “Net Asset Value” discussing stale, unreliable or fair valued securities appears to be inapplicable to the Fund and should be deleted.

Response:                                        We respectfully disagree with the staff’s request to remove this disclosure. As noted in our responses to comment nos. 5 and 12, while we agree that the prices of common stocks of highly traded public companies are unlikely to be stale, unreliable or not readily available, we believe that such disclosure is beneficial to an investor, as it informs of the possibility that in the event of a market issue, such as a “flash crash” or other significant movement in the U.S. market, the Fund’s investments may be fair valued pursuant to Board-approved procedures, and that when such fair value pricing is utilized, it could result in a difference between the prices used to calculate the Fund’s net asset value and the prices used by the Fund’s Underlying Index.  In light of this possibility, we believe that the additional disclosure is beneficial to shareholders.

Nevertheless, in light of the fact that the Fund will invest in highly traded common stocks of large public companies on domestic securities exchanges, we have removed references to international trading and the effects of the passage of time between when the Fund calculates its net asset value and when a security no longer is trading.  As a result, the second paragraph in the section titled “Net Asset Value” is revised as follows:

Even when market quotations are available for portfolio securities, they may be stale or unreliable because the security is not traded frequently, trading on the security ceased before the close of the trading market or issuer-specific events occurred after the security ceased trading ~~or because of the passage of time between the close of the market on which the security trades and the close of NYSE and when the Fund calculates its NAV~~. Events that may cause the last market quotation to be unreliable include a merger or insolvency, events which affect a geographical area or an industry segment, such as political events or natural disasters, or market events such as a significant movement in the U.S. market. Where market quotations are not readily available, including where the Adviser determines that the closing price of the security is unreliable, the Adviser will value the security at fair value in good faith using procedures approved by the Board. Fair value pricing involves subjective judgments and it is possible that a fair value determination for a security is materially different than the value that could be realized upon the sale of the security. In addition, fair value pricing could result in a difference between the prices used to calculate the Fund’s NAV and the prices used by the Fund’s Underlying Index. This may adversely affect the Fund’s ability to track the Underlying Index.

We have made corresponding edits to the section titled “Determination of NAV” in the Statement of Additional Information.

17.                               Comment:                                     Page 12: Revise the disclosure on fair valuation under the section “Net Asset Value” to state that the Board monitors the fair value procedures that it previously has adopted. (See Release IC-26299 (December 17, 2003)).

Response:                                        We respectfully disagree with the staff’s request.  The Board of Trustees of the Trust has adopted fair valuation procedures for the Trust and has delegated responsibility of fair valuing securities to the Fund’s adviser, who does so in good faith pursuant to those Board-approved procedures.  The Board reviews and ratifies all fair value determinations that the adviser has made. Although Release IC-26299 does set forth rules requiring funds to adopt procedures to fair value securities, it does not require a fund to disclose the fact that a board monitors these procedures in a fund’s registration statement.

Statement of Additional Information

1.                                      Comment:                                     Page 2: Please clarify the meaning of the following statement in restriction (2): “The Fund may (i) borrow money from banks for temporary or emergency purposes (but not for leverage or the purchase of investments) up to 10% of its total assets and (ii) make other investments or engage in other transactions permissible under the 1940 Act that may involve a borrowing, provided that the combination of (i) and (ii) shall not exceed 33 1/3% of the value of the Fund’s total assets (including the amount borrowed), less the Fund’s liabilities (other than borrowings).”  The “borrowings” will be senior securities under Section 18(g) (“Any obligation or instrument constituting a security and evidencing indebtedness”).  Please disclose that, consistent with policy expressed in Investment Company Act Release No. 10666, the Fund will cover its economic exposure created by any non-bank borrowings.

Response:                                        Restriction (2) sets forth that, pursuant to the requirements of Section 18 of the 1940 Act, the Fund may borrow money from a bank (as permitted by Section 18(f)(1)) and engage in any other transaction permitted under the 1940 Act that may involve a borrowing, but at no time will the amounts of such loans or borrowings exceed the 300% asset coverage requirement of Section 18(f)(1).  The restriction’s disclosure of transactions “permitted under the 1940 Act” makes clear that the Fund will not engage in borrowings that are prohibited as senior securities under Section 18.  In addition, we have included disclosure following the list of fundamental investment restrictions stating that if the Fund’s bank borrowings, repurchase agreements and loans of portfolio securities exceed 33 1/3 % of the value of the Fund’s total assets (including the amount borrowed and the collateral received) less the Fund’s liabilities (other than borrowings), the Fund will take corrective action to reduce the amount of its bank borrowings, repurchase agreements and loans of portfolio securities to an extent that such transactions will not exceed 33 1/3 % of the value of the Fund’s total assets (including the amount borrowed or loaned) less the Fund’s liabilities (other than borrowings or loans).

2.                                      Comment:                                     Page 2: Does the Fund currently intend to engage in portfolio securities lending? If so, please disclose, where appropriate, the additional conditions that must be met whenever the Fund’s portfolio securities are loaned, as discussed in “State Street Bank and Trust Co.,” No-Action Letter (Sept. 29, 1972), and “State Street Bank and Trust Co.,” No-Action Letter (Jan. 29, 1972).

Response:                                        We hereby confirm that the Fund currently does not intend to lend the securities in its portfolio. Should the Fund engage in such transactions at a later date, we confirm that we will supplement or amend the registration statement to disclose the conditions that must be met to engage in this type of transaction.

3.                                      Comment:                                     Page 2: Please explain whether the Fund intends to engage in “transactions in options, futures contracts, options on futures contracts, or other derivative instruments.”  Please describe specifically how the Fund will avoid creating senior securities with respect to each kind of the derivative in which it may invest.  Please describe the Fund’s asset segregation policies with respect to “physically settled” and “cash settled” derivatives, such as options and futures.

Response:                                        We hereby confirm that the Fund will not employ derivatives in pursuing its investment objective.  However, should the Fund use derivatives, the Fund will segregate liquid assets to “cover” open positions in futures contracts. For futures contracts that do not cash settle, the Fund will segregate liquid assets equal to the full notional value of the futures contracts while the positions are open. For futures contracts that do cash settle, the Fund will set aside liquid assets in an amount equal to the Fund’s daily marked-to-market net obligations under the futures contract, if any, rather than their full notional value.

4.                                      Comment:                                     Page 13: Please explain how the deferred compensation plan for the independent trustees is consistent with the letter to Craig S. Tyle, Esq., General Counsel of the Investment Company Institute (May 14, 1998).

Response:                                        The Trust’s deferred compensation plan (the “Plan”) allows each Independent Trustee to defer payment of all or a portion of the fees that the Trustee receives for serving on the Board throughout the year. An Independent Trustee may elect to have deferred amounts credited with returns equal to the total returns of up to five eligible funds in the PowerShares Fund Complex that are offered as investment options under the Plan.  The amount of compensation that an Independent Trustee defers is adjusted periodically as though an equivalent amount of compensation had been invested in the shares of one or more of the eligible funds.  The Independent Trustees are not eligible to participate in any PowerShares-related pension or profit sharing plan.

The Trust’s Plan therefore is analogous with the type of deferred account discussed in the 1998 letter to Craig Tyle (the “Letter”).  The Plan, just like those plans described in the Letter, permits investments in affiliated funds that “are not made in return for the provision of services.  Rather, the payments arise from the [Trustee’s] investment, in effect, of his or her own assets in the Affiliated Fund.  The [Trustee’s] economic return from the Affiliated Fund is essentially the same as that of a holder of the Affiliated Fund’s shares.” According to the staff’s position in the Letter, such a plan does not implicate Section 17(d) of the 1940 Act or Rule 17d-1 thereunder.

*                                         *                                         *

We believe that this information responds to all of your comments.  Please call me at (312) 807-4393 or Alan Goldberg at (312) 807-4227 to confirm the adequacy of our responses.

Very truly yours,

/s/ Mark R. Greer
Mark R. Greer

Copy to: Anna Paglia, Esq.

PowerShares Exchange-Traded Fund Trust II

3500 Lacey Road, Suite 700

Downers Grove, IL 60515

January 8, 2014

BY EDGAR

Mr. James E. O’Connor

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

PowerShares Exchange-Traded Fund Trust II
1933 Act Registration No. 333-138490
1940 Act Registration No. 811-21977

On behalf of PowerShares Exchange-Traded Fund Trust II (the “Trust”), we hereby make the following representations:

(i)                                     The Trust is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);

(ii)                                  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Trust’s filings; and

(iii)                               The Trust acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

POWERSHARES EXCHANGE-TRADED FUND TRUST II

By:	/s/ Anna Paglia
Name:	Anna Paglia
Title:	Secretary